UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-52375

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Kingfish Holding Corporation
Full Name of Registrant

Former Name if Applicable

822 62nd Street Circle East, Suite 105
Address of Principal Executive Office (Street and Number)

Bradenton, Florida 34208
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kingfish Holding Corporation (the “Company”) is filing this report for a 5-day extension for filing its Quarterly Report on Form 10-Q for the period ended June 30, 2024. On April 19, 2024, the Company completed a merger with Renovo Resource Solutions, Inc. (“Renovo”) whereby Renovo merged with and into the Company with the Company as the surviving entity (the “Merger”). The Company was unable to file its Form 10-Q within the prescribed time period due to the time necessary to combine and review the financial statements of the Company and Renovo, including the notes thereto, for the quarter ended June 30, 2024.  Such delay could not be eliminated by the Company without unreasonable effort and expense.  The Company intends to file its Form 10-Q on or before the extended deadline of August 19, 2024.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ted Sparling, Chief Executive Officer	(941)	487-3653
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements for the quarter ended June 30, 2024 will include the financial statements and results of operations of Renovo. Renovo’s information had not been prepared and was not included in the corresponding period for the previous fiscal year because the Merger had not yet been consummated in 2023.

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Kingfish Holding Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	BY:	/s/ Ted Sparling
Ted Sparling
Chief Executive Officer

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